SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Immunocore Holdings plc
(Name of Issuer)

Ordinary Shares, nominal value of £0.002 per share
(Title of Class of Securities)

45258D105**
(CUSIP Number)

October 31, 2022 and December 31, 2022
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 45258D105 has been assigned to the American Depositary Shares (“ADS”) of the Company, which are quoted on the Nasdaq Global Market under the symbol “IMCR.” Each ADS represents 1 Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45258D105	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,559,322 Shares*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,559,322 Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,559,322 Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%
12	TYPE OF REPORTING PERSON PN, IA

* Rows (6), (8) and (9) show the number of Shares beneficially owned by the Reporting Persons as of December 31, 2022. As of October 31, 2022 the Reporting Persons beneficially owned 5,537,826 Shares.

CUSIP No. 45258D105	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Roderick Wong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 5,559,322 Shares*
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 5,559,322 Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,559,322 Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%
12	TYPE OF REPORTING PERSON IN, HC

* Rows (6), (8) and (9) show the number of Shares beneficially owned by the Reporting Persons as of December 31, 2022. As of October 31, 2022 the Reporting Persons beneficially owned 5,537,826 Shares.

CUSIP No. 45258D105	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Immunocore Holdings plc (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 92 Park Drive, Milton Park, Abingdon, Oxfordshire OX14 4RY, United Kingdom.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)

RTW Investments, LP (“RTW Investments”), a Delaware limited partnership, and the investment adviser to certain funds (the “RTW Funds”), with respect to the Shares (as defined in Item 2(d) below) directly held by the RTW Funds; and

(ii)	Mr. Roderick Wong (“Mr. Wong”), the Managing Partner and Chief Investment Officer of RTW Investments, with respect to the Shares directly held by the RTW Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 40 10th Avenue, Floor 7, New York, New York 10014.

Item 2(c).	CITIZENSHIP:

RTW Investments is a Delaware limited partnership. Mr. Wong is a citizen of the United States.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, nominal value of £0.002 per share (the “Shares”).

CUSIP No. 45258D105	13G	Page 5 of 8 Pages

Item 2(e).	CUSIP NUMBER:

There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 45258D105 has been assigned to the ADSs.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_______________________________________

Item 4.	OWNERSHIP:

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentages set forth herein are calculated based upon 45,303,698 Shares (including ordinary shares represented by ADSs) outstanding as of September 20, 2022 as reported in the Company’s Prospectus Supplement filed pursuant to Rule 424(b)(7), filed with the Securities and Exchange Commission on September 30, 2022.

CUSIP No. 45258D105	13G	Page 6 of 8 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

See Item 2. The RTW Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein. RTW Master Fund Ltd., a RTW Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45258D105	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2023

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong
Name:	Roderick Wong
Title:	Managing Partner

/s/ Roderick Wong
RODERICK WONG

CUSIP No. 45258D105	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: February 14, 2023

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong
Name:	Roderick Wong
Title:	Managing Partner

/s/ Roderick Wong
RODERICK WONG